U.S. Securities and Exchange Commission
Washington, DC 20549
Notice of Exempt Solicitation
Amendment No. 2

NAME OF REGISTRANT: Allergan plc
NAME OF PERSON RELYING ON EXEMPTION: Appaloosa LP
ADDRESS OF PERSON RELYING ON EXEMPTION: 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078
WRITTEN MATERIALS: The following written materials are attached:
Exhibit 1: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 5, 2019 (previously filed)
Exhibit 2: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 19, 2019 (previously filed)
Exhibit 3: Press Release regarding John Chevedden’s support of Appaloosa LP’s proposal, dated February 28, 2019

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

ALLERGAN SHAREHOLDER AND CORPORATE GOVERNANCE ADVOCATE TO
SUPPORT APPALOOSA PROPOSAL
NEW YORK – February 28, 2019 – Appaloosa LP and John Chevedden announced today that, following discussions between Appaloosa and Mr. Chevedden regarding their respective shareholder proposals calling for Allergan plc to separate the roles of Chairman and Chief Executive Officer, Mr. Chevedden has determined to withdraw his proposal and support Appaloosa’s proposal.
Mr. Chevedden said, “The Appaloosa proposal is the better proposal for Allergan shareholders because it contemplates immediate implementation upon approval by shareholders.”
David Tepper, President of Appaloosa, said, “John Chevedden has worked tirelessly for many years to advance important corporate governance initiatives and we are gratified that he shares our view regarding the need for an immediate separation of the Chairman and CEO roles at Allergan. Mr. Chevedden’s decision to withdraw his proposal will eliminate unnecessary confusion, enabling shareholders to focus on effecting meaningful changes to the leadership structure at Allergan as a first step to arresting the company’s decline.”
Mr. Chevedden noted that his proposals on this same topic won more than 42% of the for and against votes at both the Allergan 2016 and 2018 annual general meetings. These meetings were held in Ireland by Allergan, which Mr. Chevedden believes discouraged shareholder participation.
Media Contacts
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
(212) 257-4170
IMPORTANT NOTICE
Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders. This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting. Shareholders should NOT send us any proxy card. Following the dissemination of Allergan’s proxy materials for the annual general meeting, shareholders will be able to vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials. Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.